Exhibit 12.1
Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002

Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$294,798	$261,130	$152,015	$93,496	$(36,706)
Fixed charges	3,419,591	2,143,056	1,084,230	916,497	1,085,232

Earnings available for fixed charges	$3,714,389	$2,404,186	$1,236,245	$1,009,993	$1,048,526

Fixed charges
Interest expense	$3,418,774	$2,142,256	$1,083,502	$915,842	$1,084,593
Interest portion of net rent expense(1)	817	800	728	655	639

Total fixed charges	$3,419,591	$2,143,056	$1,084,230	$916,497	$1,085,232

Ratio of earnings to fixed charges	1.09	1.12	1.14	1.10	(A	)

(A)	Due to the Bank’s loss in 2002, the ratio coverage was less than 1:1. The Bank must generate additional earnings of $37 million to achieve a coverage of 1:1.

Note:

(1)	Represents one-third (the proportion deemed representative of the interest portion) of rent expense